SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (RULE 14d-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. )


                          Sycamore Networks, Inc.
                     (Name of Subject Company (Issuer))


                          Sycamore Networks, Inc.
                     (Name of Filing Person (Offeror))


Options under the Sycamore Networks, Inc. 1999 Stock Incentive Plan, as Amended,
     the Sycamore Networks, Inc. 1998 Stock Incentive Plan, as Amended, and the Sirocco Systems, Inc. 1998 Stock Option Plan to Purchase Common Stock, Par Value $.001 Per Share,
            Having an Exercise Price Per Share of $7.25 or More
                       (Title of Class of Securities)


                                871206 10 8
                   (CUSIP Number of Class of Securities)
                         (Underlying Common Stock)


                             Frances M. Jewels
                          Sycamore Networks, Inc.
                              150 Apollo Drive
                            Chelmsford, MA 01824
                               (978) 250-2900
        (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of Filing Person)

                                  Copy to:


                             Margaret A. Brown
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                              Boston, MA 02108
                         Telephone: (617) 573-4800
                         Facsimile: (617) 573-4822


                         CALCULATION OF FILING FEE

==============================================================================
         Transaction Valuation*                    Amount of Filing Fee
------------------------------------------------------------------------------
              $102,293,765                                $20,459
==============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 24,961,963 shares of common stock of Sycamore Networks, Inc. having an aggregate value of $102,293,765 as of May 16, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of this transaction.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.         Filing Party: Not applicable.
Form or Registration No.: Not applicable.       Date Filed: Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         |_|      third-party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|



Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange dated May 18, 2001 and attached as exhibit (a)(1) hereto (the "Offer to Exchange") is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a)  Name and Address.

         The name of the issuer is Sycamore Networks, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 150 Apollo Drive, Chelmsford, Massachusetts 01824, and its telephone number is (978) 250-2900.

         (b)  Securities.

         This Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 1999 Stock Incentive Plan, as amended (the "1999 Incentive Plan"), the Company's 1998 Stock Incentive Plan, as amended (the "1998 Incentive Plan"), and the Sirocco Systems, Inc. 1998 Stock Option Plan (the "Sirocco Plan," and together with the 1999 Incentive Plan and the 1998 Incentive Plan, the "Plans") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), having an exercise price of $7.25 or more for (1) unvested shares of restricted Common Stock granted under the 1999 Incentive Plan (the "Restricted Stock") and (2) new options (the "New Options") to purchase shares of Common Stock to be granted under the 1999 Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer"). As of May 16, 2001 there were options to purchase 24,961,963 shares of the Company's Common Stock outstanding and eligible to be exchanged in this offer. The number of shares of Restricted Stock will equal one-tenth (1/10) of the number of shares of Common Stock subject to the eligible options that are accepted for exchange and canceled (rounded up to the nearest whole share). The number of shares of Common Stock subject to the New Options will equal nine-tenths (9/10) of the number of shares of Common Stock subject to the eligible options that are accepted for exchange and canceled (rounded down to the nearest whole share). The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," section 1 ("Number of Shares of Restricted Stock and New Options; Expiration Date"), section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and New Options") and section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options") is incorporated herein by reference.

         (c)  Trading Market and Price.

         The information set forth in the Offer to Exchange under section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a)  Name and Address.

         The information set forth under Item 2(a) above and in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a)  Material Terms.

         The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," section 1 ("Number of Shares of Restricted Stock and New Options; Expiration Date"), section 3 ("Procedures for Tendering Options"), section 4 ("Withdrawal Rights"), section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and New Options"), section 6 ("Conditions of the Offer"), section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options"),
section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), section 12 ("Legal Matters; Regulatory Approvals"), section 13 ("Certain Federal Income Tax Consequences") and section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b)  Purchases.

         The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (e)  Agreements Involving the Subject Company's Securities.

         The information set forth in the Offer to Exchange under section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options ") and section 10 ("Interests of Directors and Officers;
Transactions and Arrangements") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a)  Purposes.

         The information set forth in the Offer to Exchange under section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b)  Use of Securities Acquired.

         The information set forth in the Offer to Exchange under section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and New Options") and section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)  Plans.

         The information set forth in the Offer to Exchange under section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a)  Source of Funds.

         The information set forth in the Offer to Exchange under section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options ") and section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b)  Conditions.

         The information set forth in the Offer to Exchange under section 6 ("Conditions of the Offer") and section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options ") is incorporated herein by reference.

         (d)  Borrowed Funds.

         Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)  Securities Ownership.

         The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

         (b)  Securities Transactions.

         The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a)  Solicitations or Recommendations.

         Not applicable.

Item 10.  Financial Statements.

         (a)  Financial Information.

         The information set forth in the Offer to Exchange under section 9 ("Information Concerning Sycamore Networks, Inc.") is incorporated herein by reference.

         (b)  Pro Forma Information.

         Not applicable.

Item 11.  Additional Information.

         (a)  Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") and section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)  Other Material Information.

         Not applicable.

Item 12.  Exhibits.

(a)(1)    Offer to Exchange dated May 18, 2001.

(a)(2)    Letter of Transmittal.

(a)(3)    Letter to Eligible Option Holders.

(a)(4)    Form of Letter to Tendering Option Holders.

(a)(5) E-mail communication to Sycamore Networks, Inc. Employees dated May 18, 2001.

(a)(6)    Form of Personnel Option Status schedule.

(a)(7)    Form of E-mail confirmation to Tendering Option Holders.

(a)(8)    Form of Irrevocable Standing Order to Sell Shares

(a)(9) Sycamore Networks, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2001 and incorporated herein by reference.

(a)(10) Sycamore Networks, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended January 27, 2001, filed with the Securities and Exchange Commission on March 13, 2001 and incorporated herein by reference.

(b)       Not applicable.

(d)(1)    Sycamore Networks, Inc. 1998 Stock Incentive Plan, as amended.*

(d)(2)    Sycamore Networks, Inc. 1999 Stock Incentive Plan, as amended.

(d)(3)    Sirocco Systems, Inc. 1998 Stock Option Plan.**

(d)(4) Form of New Option Agreement pursuant to the Company's 1999 Stock Incentive Plan.

(d)(5) Form of Restricted Stock Agreement pursuant to the Company's 1999 Stock Incentive Plan.

(d)(6) Second Amended and Restated Investor Rights Agreement dated February 26, 1999, as amended by Amendment No. 1 dated as of July 23, 1999.*

(d)(7) Amendment No. 2 dated as of August 5, 1999 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.***

(d)(8) Amendment No. 3 dated as of September 20, 1999 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.***

(d)(9) Amendment No. 4 dated as of February 11, 2000 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.***

(g)       Not applicable.

(h)       Not applicable.


* Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-84635).

** Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ending July 31, 2000 filed with the Securities and Exchange Commission on October 24, 2000.

*** Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-30630).


Item 13.  Information Required by Schedule 13E-3.

          Not applicable.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                         SYCAMORE NETWORKS, INC.


                                         By:  /s/ Frances M. Jewels
                                             ------------------------
                                         Name:    Frances M. Jewels
                                         Title:   Chief Financial Officer,
                                                  Vice President, Finance and
                                                  Administration, Treasurer
                                                  and Secretary


Date:  May 18, 2001



                             INDEX TO EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION OF EXHIBIT

(a)(1)         Offer to Exchange dated May 18, 2001.

(a)(2)         Letter of Transmittal.

(a)(3)         Letter to Eligible Option Holders.

(a)(4)         Form of Letter to Tendering Option Holders.

(a)(5) E-mail communication to Sycamore Networks, Inc. Employees dated May 18, 2001.

(a)(6)         Form of Personnel Option Status schedule.

(a)(7)         Form of E-mail confirmation to Tendering Option Holders.

(a)(8)         Form of Irrevocable Standing Order to Sell Shares

(a)(9) Sycamore Networks, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2001 and incorporated herein by reference.

(a)(10) Sycamore Networks, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended January 27, 2001, filed with the Securities and Exchange Commission on March 13, 2001 and incorporated herein by reference.

(b)            Not applicable.

(d)(1) Sycamore Networks, Inc. 1998 Stock Incentive Plan, as amended.*

(d)(2) Sycamore Networks, Inc. 1999 Stock Incentive Plan, as amended.

(d)(3)         Sirocco Systems, Inc. 1998 Stock Option Plan.**

(d)(4) Form of New Option Agreement pursuant to the Company's 1999 Stock Incentive Plan.

(d)(5) Form of Restricted Stock Agreement pursuant to the Company's 1999 Stock Incentive Plan.

(d)(6) Second Amended and Restated Investor Rights Agreement dated February 26, 1999, as amended by Amendment No. 1 dated as of July 23, 1999.*

(d)(7) Amendment No. 2 dated as of August 5, 1999 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.***

(d)(8) Amendment No. 3 dated as of September 20, 1999 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.***

(d)(9) Amendment No. 4 dated as of February 11, 2000 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.***

(g)            Not applicable.

(h)            Not applicable.

* Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-84635).

** Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ending July 31, 2000 filed with the Securities and Exchange Commission on October 24, 2000.

*** Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-30630).